September 26 2014	TSX: HNC

Hard Creek Nickel Director Resigns

(Vancouver, B.C.) – Mark Jarvis, President of Hard Creek Nickel Corp. (T-HNC) announced today that Mr. Gary Johnson has resigned as Director of Hard Creek Nickel.

“We wish to thank Mr. Johnson for his work with the Company, both at a strategic level and for his guidance in simplifying our metallurgical approach to the Turnagain deposit,” said Mr. Jarvis. “We wish him every success in his future endeavors.”

On behalf of the Board of Directors

“Mark Jarvis”

MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

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